UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No 4)*

Sanchez Production Partners LP
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(Name of Issuer)
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Common Units
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(Title of Class of Securities)

79971C201
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(CUSIP Number)

Gregg T. Abella
Investment Partners Asset Management, Inc.
10 Station Place
Metuchen, New Jersey 08840
732-205-0391

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 17, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which  would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but  shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 79971C201

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1     NAME OF REPORTING PERSON
       Investment Partners Asset Management, Inc.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]     (b) [ ]
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3     SEC USE ONLY
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4     SOURCE OF FUNDS  OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                   [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Investment Partners Asset Management, Inc. is organized under the laws of Delaware.
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                                  7     SOLE VOTING POWER                                  37,486
NUMBER OF           ----------------------------------------------------------------------------------------------------------
SHARES                   8     SHARED VOTING POWER                            113,813
BENEFICIALLY      ----------------------------------------------------------------------------------------------------------
OWNED BY             9     SOLE DISPOSITIVE POWER                         37,486
EACH                        ----------------------------------------------------------------------------------------------------------
REPORTING            10    SHARED DISPOSITIVE POWER                  113,813
PERSON
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
151,299
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES   [ ]
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.80%
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14    TYPE OF REPORTING PERSON
         IA
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Item 1. Security and Issuer

     This statement relates to the Common Units (“Common Units”) of Sanchez Production Partners LP, which is located at 1000 Main Street, Suite 3000 Houston, Texas 77002.

Item 2. Identity and Background

     The reporting person is Investment Partners Asset Management, Inc., a corporation organized in the State of Delaware that does business as an investment adviser.  Its principal office is located at 10 Station Place, Metuchen, NJ  08840.  During the last five years, the reporting person (i) has not been convicted in a criminal proceeding and (ii) has not been a party to a civil proceeding described in Item 2(e) of Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

     The source of all funds used in making purchases was client assets.

Item 4. Purpose of Transaction

     The purpose of the acquisition is investment.  However, from time to time the reporting person intends to make recommendations to the issuer's management and/or board of managers with the goal of enhancing unitholder  value and the income-paying capacity of the Common Units generally, through operational efficiencies, corporate finance strategies, cost containment, and corporate governance initiatives.  The reporting person may also recommend strategic initiatives, such as capital structure and balance sheet restructurings or a sale, merger, acquisition, or other transaction.  The reporting person may seek representation on the issuer’s board, the removal of anti-takeover mechanisms, the rescission of executives’ golden parachutes, and exploration of a near-term financing, merger, or sale of the issuer or similar transaction.

     The reporting person on September 17, 2015, sent a further letter to the board of managers of the issuer, (attached hereto as an exhibit), stating that it should consider a number of strategic initiatives that it believes could potentially strengthen the issuer’s financial condition and position it to resume distributions.  The reporting person also indicated that it may soon contact investment bankers, financial professionals, consultants, or other energy-industry specialists, asking them to propose strategies to unlock value for common unitholders and/or reinstate distributions.  Some of those tactics may include, among other things, arranging for alternative methods of financing, suggesting cost-cutting methods, merging the issuer, or even seeking to acquire the entire company.  Should such proposals emerge, it is expected that any such professionals, consultants, or specialists will contact the issuer directly and not include the reporting person in the discussions.

Item 5. Interest in Securities of the Issuer

a)   The reporting person believes that the number of Common Units that are outstanding is approximately 3,149,551  as of August 13, 2015 (subject to finalization of reverse-split rounding) based on information provided in the issuer’s most recent quarterly report on Form 10-Q.  As of September 17, 2015, the reporting person may have been deemed the beneficial owner of 151,299 Common Units, or approximately 4.80% of the total number of Common Units outstanding.

b)   The reporting person has sole power to vote and sole dispositive power for 37,486 Common Units, or approximately 1.2% of the total number of Common Units outstanding.

     The reporting person has shared voting power and shared dispositive power for 113,813 Common Units, approximately 3.6% of the total number of Common Units outstanding.

c)   Clients of the reporting person have made the following purchases and sales of shares of the issuer within the past 60 days.  Each such transaction was effected by Investment Partners Asset Management, Inc., on behalf of its clients, or its clients themselves.  The listed transactions include certain sales which may have been made for tax or liquidity purposes among other things.

Type of Transaction	Date of Transaction	Number of Common Units	Price Per Common Unit	Where and How Effected
Purchase	09/14/2015	500	$4.65	Open market
Purchase	09/10/2015	500	$5.65	Open market
Purchase	09/02/2015	500	$6.60	Open market
Purchase	08/27/2015	1000	$4.65	Open Market
Purchase	08/26/2015	200	$4.75	Open market
Purchase	08/20/2015	200	$5.63	Open Market
Purchase	08/19/2015	800	$5.71	Open Market
Purchase	08/18/2015	2,750	$6.09	Open Market
Purchase	08/14/2015	7500	$7.22	Open Market
Sale	08/11/2015	2500	$7.52	Open Market
Purchase	08/07/2015	1500	$7.50	Open Market
Sale	08/06/2015	350	$8.00	Open Market
Purchase	07/17/2015	46	$16.00	Open Market

d) Clients of the reporting person are entitled to receive all dividends, distributions and proceeds of sale.

e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

     None

Item 7.    Material to be Filed as Exhibits

     Letter to the Board of Managers of Sanchez Production Partners LP, dated September 17, 2015.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  September 17, 2015

Investment Partners Asset Management, Inc.

By: /s/Gregg T. Abella
Name:  Gregg T. Abella
Title: Officer